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                                                              Exhibit (a)(1)(xv)

NEWS ANNOUNCEMENT

FOR IMMEDIATE RELEASE

 SCOTT M. NISWONGER, JOHN A. TWEED AND LANDAIR ACQUISITION CORPORATION COMPLETE
               TENDER OFFER FOR LANDAIR CORPORATION PUBLIC SHARES

Greeneville, Tennessee, January 24, 2003 - Scott M. Niswonger, Chairman of the Board and Chief Executive Officer of Landair Corporation (NASDAQ-LAND), John A. Tweed, President and Chief Operating Officer of Landair, and Landair Acquisition Corporation, a Tennessee corporation wholly owned by Messrs. Niswonger and Tweed (collectively, the "Purchasers"), today announced the successful completion of their tender offer for the publicly held shares of Landair Corporation at a price of $13.00 per share in cash, without interest, less any required withholding taxes.

         The tender offer expired at 12:00, midnight, Eastern Standard Time on Thursday, January 23, 2003. Based on preliminary information 1,923,077 shares were tendered by the expiration date. Landair Acquisition Corporation has accepted payment for all validly tendered shares.

         The tendered shares, together with the shares already owned by the Purchasers represent approximately 97% of Landair's common stock.

         Landair Acquisition Corporation expects to complete a "short-form" merger in which Landair will be merged with and into Landair Acquisition Corporation. Landair Corporation will then be wholly owned by the Purchasers. As part of the merger, each of the remaining publicly held Landair shares will be converted into $13.00 per share in cash, without interest. Payment to the depository for the tendered shares is expected to occur on or before January 28, 2003 and completion of the merger is expected to occur by February 28, 2003. Landair shareholders who did not tender their shares in the tender offer will receive a copy of the Plan of Merger in connection with the Merger.

         Landair Corporation is a high-service-level transportation company providing truckload, dedicated and other transportation-related services in the United States and Canada.

         This press release and statements made by Landair Corporation in reports to its shareholders and public filings, as well as oral public statements by Landair Corporation representatives, may contain certain forward-looking information that is subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Without limitation, these risks and uncertainties include, but are not limited to, economic recessions or downturns in business cycles, competition, rapid fluctuations in fuel prices or availability, fluctuation in the frequency and severity of accidents, increases in interest rates and the availability of qualified drivers.